Exhibit 3.2

AMENDMENT NO. 6

TO THE

AMENDED AND RESTATED

BY-LAWS

OF

INTEGRAL SYSTEMS, INC.

The Amended and Restated Bylaws of INTEGRAL SYSTEMS, INC., a Maryland corporation (the “Corporation”), as previously amended (the “Bylaws”) are hereby further amended by adding the following new Section 14 to Article II thereof:

Section 14. Control Share Acquisition Act. Notwithstanding any other provision of the charter of the Corporation or these bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (the “MGCL”), or any successor statute, will not apply to any acquisition by any person of shares of stock of the Corporation. This section of the Bylaws may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

The Amendment to the Amended and Restated Bylaws of Integral Systems, Inc., a Maryland corporation, as previously amended, set forth above in this Amendment No. 6 was approved by the directors of Integral Systems, Inc. at a meeting held on August 13, 2010.

/s/ R. Miller Adams
R. Miller Adams
Secretary